SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

Smart Share Global Limited

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

83193E102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 83193E102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 17 Pages

1	Name of Reporting Person Shunwei Angels III Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 40,829,086 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 40,829,086 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,829,086 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.2%(2) (or 3.5%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited.
(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 3.5% of the total outstanding voting power.

Page 3 of 17 Pages

1	Name of Reporting Person Shunwei China Internet Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 40,829,086 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 40,829,086 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,829,086 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.2%(2) (or 3.5%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited.
(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 3.5% of the total outstanding voting power.

Page 4 of 17 Pages

1	Name of Reporting Person Shunwei Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 40,829,086 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 40,829,086 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,829,086 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.2%(2) (or 3.5%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 3.5% of the total outstanding voting power.

Page 5 of 17 Pages

1	Name of Reporting Person Shunwei Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 40,829,086 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 40,829,086 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,829,086 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.2%(2) (or 3.5%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 3.5% of the total outstanding voting power.

Page 6 of 17 Pages

1	Name of Reporting Person Astrend Opportunity III Alpha Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,160,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,160,000 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.2%(2) (or 0.1%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 1,160,000 Class A ordinary shares (represented by 580,000 ADSs) held by Astrend Opportunity III Alpha Limited.
(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 0.1% of the total outstanding voting power.

Page 7 of 17 Pages

1	Name of Reporting Person Shunwei China Internet Opportunity Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,160,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,160,000 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.2%(2) (or 0.1%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 1,160,000 Class A ordinary shares (represented by 580,000 ADSs) held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Opportunity Fund III, L.P. is the sole shareholder of Astrend Opportunity III Alpha Limited.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 0.1% of the total outstanding voting power.

Page 8 of 17 Pages

1	Name of Reporting Person Shunwei Capital Partners IV GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,160,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,160,000 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.2%(2) (or 0.1%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 1,160,000 Class A ordinary shares (represented by 580,000 ADSs) held by Astrend Opportunity III Alpha Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 0.1% of the total outstanding voting power.

Page 9 of 17 Pages

1	Name of Reporting Person Shunwei Capital Partners IV GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,160,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,160,000 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.2%(2) (or 0.1%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 1,160,000 Class A ordinary shares (represented by 580,000 ADSs) held by Astrend Opportunity III Alpha Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 0.1% of the total outstanding voting power.

Page 10 of 17 Pages

1	Name of Reporting Person Silver Unicorn Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 41,989,086 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 41,989,086 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,989,086 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%(2) (or 3.6%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents (i) 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited and (ii) 1,160,000 Class A ordinary shares (represented by 580,000 ADSs) held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 3.6% of the total outstanding voting power.

Page 11 of 17 Pages

1	Name of Reporting Person Tuck Lye Koh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 41,989,086 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 41,989,086 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,989,086 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%(2) (or 3.6%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents (i) 40,829,086 Class A ordinary shares held by Shunwei Angels III Limited and (ii) 1,160,000 Class A ordinary shares (represented by 580,000 ADSs) held by Astrend Opportunity III Alpha Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited. Silver Unicorn Ventures Limited is controlled by Mr. Tuck Lye Koh.

(2)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021. The voting power of the shares beneficially owned represented 3.6% of the total outstanding voting power.

Page 12 of 17 Pages

Item 1(a).	Name of Issuer: Smart Share Global Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i) Shunwei Angels III Limited;

(ii) Shunwei China Internet Fund III, L.P.;

(iii) Shunwei Capital Partners III GP, L.P.;

(iv) Shunwei Capital Partners III GP Limited;

(v) Astrend Opportunity III Alpha Limited

(vi) Shunwei China Internet Opportunity Fund III, L.P.

(vii) Shunwei Capital Partners IV GP, L.P.

(viii) Shunwei Capital Partners IV GP Limited

(ix) Silver Unicorn Ventures Limited, and

(x) Tuck Lye Koh (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

For Shunwei Angels III Limited

Vistra Corporate Services Center,

Wickhams Cay II, Road Town, Tortola, VG 1110,

British Virgin Islands

For Shunwei China Internet Fund III, L.P.

c/o Campbells Corporate Services Limited

Floor 4, Willow House, Cricket Square, P.O. Box 268

Grand Cayman KY1-1104

Cayman Islands

For Shunwei Capital Partners III GP, L.P.

c/o Campbells Corporate Services Limited

Floor 4, Willow House, Cricket Square, P.O. Box 268

Grand Cayman KY1-1104

Cayman Islands For Shunwei Capital Partners III GP Limited c/o Campbells Corporate Services Limited Floor 4, Willow House, Cricket Square, P.O. Box 268 Grand Cayman KY1-1104

Cayman Islands For Astrend Opportunity III Alpha Limited Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

Page 13 of 17 Pages

For Shunwei China Internet Opportunity Fund III, L.P.

c/o Campbells Corporate Services Limited

Floor 4, Willow House

Cricket Square, Grand Cayman KY1-9010

Cayman Islands

For Shunwei Capital Partners IV GP, L.P.

Walker House

c/o Campbells Corporate Services Limited

Floor 4, Willow House

Cricket Square, Grand Cayman KY1-9010

Cayman Islands

For Shunwei Capital Partners IV GP Limited

c/oWalker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Silver Unicorn Ventures Limited

Vistra Corporate Services Center,

Wickhams Cay II, Road Town, Tortola, VG 1110,

British Virgin Islands

For Mr. Tuck Lye Koh

32D Watten Rise, Singapore 286651

Item 2(c)

Citizenship:

Shunwei Angels III Limited – British Virgin Islands

Shunwei China Internet Fund III, L.P. – Cayman Islands

Shunwei Capital Partners III GP, L.P. – Cayman Islands

Shunwei Capital Partners III GP Limited – Cayman Islands

Astrend Opportunity III Alpha Limited – British Virgin Islands

Shunwei China Internet Opportunity Fund III, L.P. – Cayman Islands

Shunwei Capital Partners IV GP, L.P. – Cayman Islands

Shunwei Capital Partners IV GP Limited – Cayman Islands

Silver Unicorn Ventures Limited – British Virgin Islands

Tuck Lye Koh – Singapore

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 83193E102 This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer.

Page 14 of 17 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Sole Voting Power	Shared Voting Power)	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares(1)	Percentage of Total Ordinary Shares(1)	Percentage of the Aggregate Voting Power(2)
Shunwei Angels III Limited .(3)	40,829,086	0	40,829,086	0	40,829,086	9.6%	8.2%	3.5%
Shunwei China Internet Fund III, L.P.(3)	40,829,086	0	40,829,086	0	40,829,086	9.6%	8.2%	3.5%
Shunwei Capital Partners III GP, L.P. (3)	40,829,086	0	40,829,086	0	40,829,086	9.6%	8.2%	3.5%
Shunwei Capital Partners III GP Limited (3)	40,829,086	0	40,829,086	0	40,829,086	9.6%	8.2%	3.5%
Astrend Opportunity III Alpha Limited(4)	1,160,000	0	1,160,000	0	1,160,000	0.3%	0.2%	0.1%
Shunwei China Internet Opportunity Fund III, L.P.(4)	1,160,000	0	1,160,000	0	1,160,000	0.3%	0.2%	0.1%
Shunwei Capital Partners IV GP, L.P.(4)	1,160,000	0	1,160,000	0	1,160,000	0.3%	0.2%	0.1%
Shunwei Capital Partners IV GP Limited(4)	1,160,000	0	1,160,000	0	1,160,000	0.3%	0.2%	0.1%
Silver Unicorn Ventures Limited (3)(4)	41,989,086	0	41,989,086	0	41,989,086	9.9%	8.4%	3.6%
Tuck Lye Koh (3)(4)	41,989,086	0	41,989,086	0	41,989,086	9.9%	8.4%	3.6%

(1)

The beneficial ownership percentage is calculated based on 498,872,147 ordinary shares of the Issuer as a single class, being the sum of (i) 424,898,177 Class A ordinary shares issued and outstanding as of March 31, 2021, and (ii) 73,973,970 Class B ordinary shares issued and outstanding as of March 31, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 2, 2021.

Page 15 of 17 Pages

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to them for vote.

(3)

Shunwei China Internet Fund III, L.P. is the sole shareholder of Shunwei Angels III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.

(4)

Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP, L.P. is the general partner of Shunwei China Internet Opportunity Fund III, L.P. Shunwei Capital Partners IV GP Limited is the general partner of Shunwei Capital Partners IV GP, L.P. Shunwei Capital Partners IV GP Limited is controlled by Silver Unicorn Ventures Limited. Silver Unicorn Ventures Limited is controlled by Mr. Tuck Lye Koh.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 16 of 17 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons dated February 14, 2022

Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Shunwei Angels III Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Fund III, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners III GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners III GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Astrend Opportunity III Alpha Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Opportunity Fund III, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners IV GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners IV GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Silver Unicorn Ventures Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Tuck Lye Koh		/s/ Tuck Lye Koh